Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER APPOINTS TIM HALDANE TO THE BOARD OF DIRECTORS

September 20, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the appointment of Tim Haldane to the board of directors of Kimber Resources.

Mr. Haldane, P. Eng., joined Agnico-Eagle Mines Limited in May 2006 and is currently the Senior Vice-President, Latin America. Prior to this appointment, he was Vice-President, Development for Glamis Gold Inc. where he participated in numerous acquisition and development activities in North America and Central America. Mr. Haldane is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 28 years of combined experience in the precious metals and base metals industries.

"I very much look forward to working with Tim Haldane as we seek to realise the full potential of our Mexican properties, especially the Monterde project," said Gordon Cummings, President and CEO of Kimber Resources. "Tim has tremendous experience in the mining of precious metals deposits and a track record of success in building and operating the multi-million ounce El Sauzal and Pinos Altos mines in the prolific Sierra Madre belt, making him a highly valued addition to the Kimber board of directors."

“I am very excited to be joining the Kimber board at this time,” said Tim Haldane. “Kimber is currently in the fortunate position at Monterde of drilling a significant program to expand high grade gold-silver mineral resources in tandem with advancing down the development path towards a production decision. I look forward to assisting Kimber with the goal of optimizing the production potential of Monterde and building shareholder value.”

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Assessment for Monterde in 2011 represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.